SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTNG COMPLETES ACQUISITION OF NORDIC
PREMIUM PAY TELEVISION PROVIDER C MORE GROUP AB

- SBS to Operate Canal+ and C More Premium Pay Channels in Nordic Region -

Luxembourg, - March 8, 2005 - SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has completed the previously announced acquisition of C More Group AB for Euro 269.6 million in cash.  The purchase price includes approximately Euro 20 million in cash in the C More Group at December 31, 2004.

The acquisition was cleared by the Swedish and Norwegian competition authorities last week, allowing the transaction to be completed earlier than initially anticipated.

C More Group is the leading Nordic pay television entertainment provider with over 770,000 subscribers in Sweden, Norway, Finland and Denmark.  The only provider of both premium sports and premium movies in the Nordic region under the Canal+ and C More brands, C More Group enjoys market leading positions in Sweden, Norway and Finland.  The channels are distributed primarily by direct-to-home satellite (DTH), cable, broadband and increasingly by digital terrestrial transmission (DTT).  In 2004, C More Group had revenues of Euro 181 million from channel subscriptions and other sources.  C More has had positive net income for the last three years and has no financial debt.

The purchase price was financed in part with €210 million borrowed from ABN Amro Bank under a €300 million six-month unsecured bridge facility with the remainder funded from the Company’s cash balances. The Company intends to repay the bridge facility through a syndicated bank loan or by issuing debt securities or both, subject to market conditions.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:

Michael Smargiassi /Jon Lesko
Brainerd Communicators
Tel: +1 212 986 6667

Press:

Jeff Pryor
Pryor Associates
Tel: +1 818-338-3555

Catriona Cockburn
Citigate Dewe Rogerson

Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 10, 2005

SBS BROADCASTING S.A.

		By:	/s/ Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer